FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on April 25, 2013 regarding the results of the Registrant's 2013 Annual General Meeting

On April 25, 2013, the Registrant filed an immediate report with the Israeli Securities Authority in which it reported the results of the Annual General Meeting of the Shareholders of the Company convened on April 25, 2013:

The following resolutions were recorded:

1. The general meeting approved the re-election of  Arie Mientkavich, Avraham Asheri, Gabi Barbash, Rona Dankner, Hadar Udler, Amiram Erel,  Dori Manor and Arieh Ovadia as directors of the Company until the next annual general meeting of the Company.

2. The general meeting approved the appointment Kost, Forer, Gabbay & Kasierer as the Company's auditors for another term until the next annual general meeting of the Company and authorize the Audit Committee and the Board of Directors to determine the audit fees.

3. The general meeting recorded the report to the annual general meeting on the audit fees for 2012.

4. The general meeting did not approve the engagement between the Company and Prof. Gabi Barbash who serves as a director of the Company in an agreement for providing consulting services to the Company in relation to assistance in the identification and analysis of potential investments in the medical device field, with effect from January 1, 2013 until December 31, 2013.

5. The general meeting recorded its consideration of the Annual Reports of the Company for 2012.

The votes regarding Resolution No. 4 were as follows:

No. of Votes					%
	Total shares voted without abstentions	Controlling shareholder/ personal interest		No personal interest	Total shares voted without abstentions	Controlling shareholder/ personal interest	No personal interest
For	15,169,445	14,966,339	(1)	203,106	64.7%	89.4%	3.6%
Against	8,267,198	1,768,285	(2)	5,449,692	35.3%	10.6%	96.4%

(1) Controlling shareholder
(2) Personal interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  April 25, 2013